SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          ______________________


                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)


                                  Osmonics, Inc.
                             (Name of Issuer)

                           Common Shares, $0.01 par value
                      (Title of Class of Securities)

                                    688350-10-7
                              (CUSIP Number)




Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     (Continued on following page(s))

                             Page 1 of 5 Pages

1.  Name of Reporting Person and I.R.S. Identification No.:

    Marjorie L. Crump
    ###-##-####

2.  Member of a Group: (a)           (b)     X

3.  SEC USE ONLY:

4.  Citizenship or Place of Organization:  United States

5.  Sole Voting Power:  438,417

6.  Shared Voting Power:  -0-

7.  Sole Dispositive Power:  438,417

8.  Shared Dispositive Power:  -0-

9.  Aggregate Amount Beneficially Owned by each Reporting Person:  438,417

10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:  X

11. Percent of Class Represented by Amount in Row 9:  3.4%

12. Type of Reporting Person:  IN

Item 1(a)
and (b)    Name and Address of Issuer:
           Osmonics, Inc.
           5951 Clearwater Drive
           Minnetonka, Minnesota  55343


Item 2(a)  Name of Person Filing:
           Marjorie L. Crump


Item 2(b)  Address of Principal Business Office or, if none, residence:
           28 Twisted Oak Circle
           Trumbull, CT 06611


Item 2(c)  Citizenship:
           United States


Item 2(d)  Title of Class of Securities:
           Common Shares, $0.01 par value


Item 2(e)  CUSIP Number:
           688350-10-7


Item 3     This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).


Item 4(a)  Amount Beneficially Owned:

           438,417 shares at December 31, 1995 (including the right to acquire
             --   shares).  See schedule of disclaimed ownership attached as
           Exhibit A.

Item 4(b)  Percent of Class:

           3.4 percent pursuant to Rule 13d-3(c).

Item 4(c)  Number of shares as to which such person has

           (1)  Sole power to vote or to direct the vote 438,417
           (2)  Shared power to vote or to direct the vote -0-
           (3)  Sole power to dispose or to direct the disposition of 438,417
           (4)  Shared power to dispose or to direct the disposition of -0-

Item 5     Ownership of Five Percent or Less of a Class.

           Not Applicable


Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable


Item 8     Identification and Classification of Members of the Group.

           Not Applicable


Item 9     Notice of Dissolution of Group.

           Not Applicable


Item 10    Certification.

           Not Applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  February 13, 1996.                                  /s/ Marjorie L. Crump

                                   EXHIBIT A

                            To Form 13G (Individual)

    The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, she is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that she is part of a "group."

Record Owner's Relationship         Record Owner's     Number
    to Reporting Person           Type of Ownership   of Shares


    Spouse                             Indirect       438,417(1)


(1) These shares are not reported in Item 4(a) and are noted here for information only.